Yavne, November 8

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: G. Willi-Food International Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed June 30, 2011
File No. 000-29256

Dear Mr. Thompson:

We enclose herewith responses to the comments raised by the Staff in its comment letter, dated September 26, 2011, with respect to the Form 20-F of G. Willi-Food International Ltd. (the "Company" or "we") for the year ended December 31, 2010 (the “Form 20-F”).

For your convenience, the comments of the staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Form 20-F.

Form 20-F For Fiscal Year Ended December 31, 2010

Item 3.  Key Information, page 3

A. Selected Financial Data, page 3

1.   Convenience translations should be presented only for the most recent fiscal year.  Please revise.

We note the Staff comment, and in future filings we will provide convenience translation for only the most recent period.

Item 5.  Operating and Financial Review Prospects, page 31

Critical Accounting Policies, page 32

2.   Please tell us your consideration of providing a sensitivity analysis of the effect of changes in critical estimates and assumptions in circumstances where changes in the estimates/assumptions are reasonably likely to occur in the future and would have a material effect on your financial position or results of operations.

The Staff is respectfully advised that the Company is a basic trader of goods, mostly in the Israeli food markets. All the sales are made in accordance with delivery notes, agreed price lists and invoices. The major assumptions are based on contractual commitments where sensitivity is insignificant.

Other estimates\assumptions used in our allowances are based on the Company's rich experience in the food market. Because the Company is very conservative regarding these assumptions, any sensitivity analysis of the effect of changes in critical estimates and assumptions would show negligible effect on the Company's financial position or results of operations.

4. Impairment of Goodwill, page 33

3.   Please provide information for investors to assess the probability of future goodwill impairment charges.  For example, please disclose whether any of your cash generating units are at risk of impairment or that the recoverable amount of your cash generating units is substantially in excess of their carrying value and are not at risk of impairment.  If a cash generating unit is at risk of impairment, you should disclose:

•	the percentage by which the recoverable amount exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to each cash generating unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The staff is respectfully advised that all the goodwill in our reports is allocated to the manufacturing segment. We believe that the cash generating unit of the manufacturing segment is not at risk. In the preparation of the financial statements for fiscal year of 2009, we performed a detailed valuation of that cash generating unit (CGU) that resulted in substantial excess over the carrying values. In reliance on paragraph IAS 36.99, we carried forward that work for fiscal year 2010 as all conditions prescribed in that paragraph have been met. Specifically, the significant improvements in the results of operations of the CGU from 2009 to 2010, together with the fact that the 2009 valuation was significantly above the carrying values, make the likelihood of a need for impairment charge remote.

A. Results of Operations, page 38

4.   Please tell us your consideration of discussing the results of discontinued operations in more detail, including a discussion of gains and losses on dispositions and goodwill impairment charges, in your discussion and analysis of operations for each year presented.  Please also tell us your consideration of disclosing the following information in your discussion and analysis of operations for each year presented:

•	the reasons for increases in the expense items identified in your discussions of selling and general and administrative expenses; and

•	the effective tax rates and the reasons for the change between years in your discussions of taxes on income.

The Staff is respectfully advised that amounts presented in discontinued operations for the years 2009 and 2010 represent the results of the sale of the export segment, which comprised of three companies: Baron, the Danish company and WF (Laish).

The Company purchased those companies in the last years building the export segment, but they did not produce the results the Company had hoped for.  Two of the companies were sold, and the third company's activity was discontinued with a negligible effect on the results of the Company.  As such, we do not see a reason to give more detail on these immaterial amounts. The Staff is further advised that no impairment occurred during the years 2009 and 2010.

As disclosed in the reports, the principal reason for the increases in Selling and General expenses was the increase in turnover. This increase was comprised of an exceptional increase in advertising and promotion expenses and caused an increase in salaries and delivery costs. The general and administrative expenses increased as a result of the performance based bonus that is included in the "Salaries and related expenses".

The effective tax rate for 2009 was affected by the recognition of capital gains for tax purpose from the disposal of the investment in the Danish company owned by one of the Company's subsidiaries. The tax resulting from this gain is reflected as Tax exempt income in Note 15(B). In addition, during 2009, the Company reduced the tax provision for 2008, which is reflected in the previous year taxes in Note 15(B) as well.  As a result, the effective tax rate for 2009 was relatively low compared to the statutory tax rate for the year 2010.

B. Liquidity and Capital Resources, page 42

5.   Please tell us your consideration of disclosing information on the level of borrowings, the seasonality of borrowings, the maturity profile of borrowings and committed borrowing facilities, with a description of any restrictions on their use. Refer to Item 5.B. of Form 20-F.

The Staff is respectfully advised that our operations are mainly financed from internal resources (i.e., our operating income and shareholders' equity). Our level of borrowing in 2010 is less than 2% of total assets (see note 11) and was concentrated in our subsidiary Shamir Salads. We believe that our borrowings are not material part of our operations and is reflected in our statement of operations. For that reason, we considered that information to be with limited importance to our investors.

6.   We note that total cash flows from investing and financing activities disclosed in your discussions of cash flow for 2009 and 2008 differ from the amounts disclosed in the consolidated statements of cash flows.  Please revise or advise.

The Staff is respectfully advised that in the process of preparing the 2010 reports, the Company changed the manner in which it displays the purchasing of additional shares in subsidiaries.

In the 2008 and 2009 reports, it was displayed among the investing activities. In the 2010 reports, the Company adopted IAS 27(revised) that required the Company to present it in the financing activities, and the Company inadvertently did not make the corresponding changes to the MD&A.

This error affected only the historical explanations in the MD&A.

The disclosure in the MD&A should be as follows:

"Cash flow from investing activities

During the year ended December 31, 2010, the Company utilized cash flow of NIS 59.8 million (USD 16.8 million) for continuing investing activities, compared to generated positive cash flow of NIS 0.2 million (USD 0.1 million) in 2009, primarily for the purchase of marketable securities, net, in the total amount of NIS 53.2 million (USD 14.9 million).

During the year ended December 31, 2009, the Company generated a positive cash flow of NIS 0.2 million (USD 0.1 million) from continuing investing activities, compared to NIS 6.2 million (USD 1.8 million) in 2008.

During the year ended December 31, 2008, the Company generated a positive cash flow of NIS 6.2 million (USD 1.8 million) from continuing investing activities, primarily from realization of marketable securities.

Cash flow from financing activities

During the year ended December 31, 2010, the Company generated a positive cash flow from continuing financing activities of NIS 66.8 million (USD 18.8 million) mainly due to proceeds from a public offering.

During the year ended December 31, 2009, the Company utilized cash flow from continuing financing activities of NIS 6.9 million (USD 2.0 million) mainly due to short term bank borrowings."

We believe that the above changes, in the overall, are not material to the position of the Company.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-7

7.   Please tell us the nature of the cash flows in the “Additions to prepaid expenses” line item and explain why classification as net cash used in continuing investing activities complies with IAS 7.

The staff is respectfully advised that prepaid expenses are slotting fees paid up front by one of the Company's subsidiaries and are considered intangible assets. Under IAS 7.16, the acquisition of intangible assets should be reported as investing activities.

Notes to Consolidated Financial Statements, page F-9

8.   Please disclose the date when the financial statements were authorized for issue and who gave the authorization.  Please refer to paragraph 17 of IAS 10.

The Company's board of directors approved for issuance the reports without their notes during the board meeting held on March 21, 2011 pending management completion of the notes.  The board authorized the Company's management to complete the reports and approved the reports with the notes in June 30, 2011.

Note 2 – Summary of Significant Accounting Policies, page F-9

F. Business Combinations, page F-11

9.  We note that you include costs directly attributable to business combinations in the cost of acquired businesses. Please tell us why your policy complies with the guidance in paragraph 53 of IFRS 3.

The Staff is respectfully advised that all our acquisitions were performed prior to the adoption of IFRS 3 (Revised 2008). Under IFRS 3 (2004) paragraphs 24 and 29, costs directly attributable to the business combinations constitute part of the cost of the business combination. We will clarify the note in future filings.

P. Revenue recognition, page F-17

10. Please tell us your consideration of disclosing your accounting policies with respect to customer returns, rebates and other credits.

The Staff is respectfully advised that customer returns and rebates are part of the Company's normal course of business. The Company assesses the expected customer returns and rebates according to specific information and its past experience in similar cases. According to IAS 18, these provisions are reduced from the Company's revenues and hence the disclosure in this note.

X. Adoption of new and revised Standards and interpretations, page F-21

(1)  Standards and interpretations affecting amounts reported in the current period (and/or prior periods), page F-21

11. We note your description of the revisions to IAS 27 (Revised) in the first paragraph on page F-22. Please tell us where the revisions you describe are located in IAS 27.

We note the Staff comment and advise that a typographical error was made. The paragraphs referred to by the Staff relates to amendments to IAS 39 that has, inadvertently, been carried forward from the previous year and located under the caption amendments to IAS 27 (Revised).

Note 5 – Investments in Subsidiaries, page F-28

12. Please tell us your consideration of providing a schedule showing the effects of the changes in your ownership interests in subsidiaries that do not result in loss of control on the equity attributable to your shareholders.  Refer to paragraph 41(e) of IAS 27.  Please also tell us your consideration of disclosing the capital gain recognized on the purchase of additional shares in subsidiary in fiscal 2009.

The Staff is respectfully advised that ownership changes that did not result in loss of control only occurred at the Company's subsidiary, Gold Frost Ltd. ("Goldfrost"), with respect to which we increased our holding to 100%. We had no other changes warranting the disclosure in paragraph 41(e). Since a narrative explanation of the change was disclosed in note 5, we believe a schedule to present one change is not necessary.

13. Please tell us your consideration of disclosing the nature and extent of any significant restrictions on the ability of subsidiaries to transfer funds to you in the form of dividends or to repay loans and advances.  Refer to paragraph 41(d) of IAS 27.

The Staff is respectfully advised that all active subsidiaries are located in Israel, and we are aware of no restriction on the ability of any of our subsidiaries to transfer funds or pay dividends to us.

Note 8 – Goodwill, page F-31

14. Please tell us your consideration of disclosing the line item in the consolidated statements of income which includes the goodwill impairment loss recognized in 2008.  Refer to paragraph 126 of IAS 36.

The Staff is respectfully advised that IAS 1 (revised 2007) paragraphs 38 & 40 requires a narrative description of events that occurred in prior periods to be carried forward to the current period only "when it is relevant to an understanding of the current period's financial statements". We believe that the 2008 impairment of goodwill referred to by the Staff was immaterial to the operation and position of the Company and would not be relevant to the understanding of the Company's 2010 results.

15. Please tell us whether reasonably possible changes in key assumptions would cause the salad production and marketing unit’s carrying amount to exceed its recoverable amount and, if so, your consideration of disclosing the information required by paragraph 134(f) of IAS 36.

We refer the Staff to our response to comment no. 3 where we concluded that the value in use of salad production and marketing unit (i.e., the manufacturing segment), is significantly higher than its carrying value.  Hence, we believe that the disclosure in paragraph 134(f) is not required.

Note 9 – Intangible Assets, page F-33

16. Please tell us your consideration of disclosing the line item of the consolidated statements of income in which amortization of intangible assets is included.  Refer to paragraph 118(d) of IAS 38.

We note the Staff's comments and advise the Staff that the amortization of intangible assets in the amount of NIS 474 thousands is classified in Other selling expenses (note 19 (c)), and NIS 135 thousands is classified in Other manufacturing costs and expenses in (note 19 (b)). We believe the amounts of our intangible assets and amortization of such intangible assets are immaterial.

Note 14 – Employee Benefits, page F-36

17. Please tell us your consideration of disclosing the percentage or amount that each major category of plan assets constitutes of the fair value of total plan assets.  Please also tell us your consideration of providing a more informative description of the basis used to determine the overall expected rate of return on plan assets, including the effect of the major categories of plan assets.  Refer to paragraph 120A of IAS 19.

We note the Staff's comment. The Staff is advised that the plan assets, once funded, are outside of the Company's management, and we do not make any decisions regarding the composition of the assets nor the allocations to any investment alternatives. The Staff is further advised that the plan assets constitute less than 1% of our total assets. Since we do not manage the assets and the assets are immaterial to our financial position, and in order to avoid any unnecessary disclosures that provide little information to investors, we have not provided such information. If the assets would become material, we may reconsider our decision.

Note 15 – Income Taxes, page F-40

18. Please tell us how to reconcile the amount of deferred tax expense for 2010 to the amount disclosed in the consolidated statements of cash flows.  In addition, we note that there are no income taxes allocated to discontinued operations.  Please advise.

The staff is respectfully advised that deferred taxes in the statement of cash flows excluded an amount of NIS 1,101 thousands that was inadvertently included in current tax liability rather than deferred taxes. Current tax liability is included in trade and other payables. We believe that this error is immaterial as it had no effect on the results of operations and cash flows amounts. The shift is between amounts included in cash flows from operations. In future filings we will amend these amounts.

19. Please tell us your consideration of disclosing (i) the amount of income tax allocated to foreign currency translation adjustments and (ii) the amount of deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized.  Please refer to paragraph 81 of IAS 12.

The Staff is respectfully advised that in 2010 there were no foreign currency translation adjustments due to different currency activities between the Company and its subsidiaries.

The Staff is further advised that the differences for which no deferred taxes were provided are as follows:

-
NIS 734 thousands related to gains on trading financial instruments that we considered very volatile and hence less likely than not to be realized upon disposition. For Israeli tax purposes, gains and losses on financial instruments are taxed upon disposition only.

-
NIS 246 thousands related to amounts of stock-based compensation given to related parties for which there is doubt as to its deductibility for tax purposes, and although we deducted it in our tax return, we considered it less likely than not to be realized.

We believe that our temporary differences amounts are immaterial but may reconsider that disclosure if such amounts will be more significant in the future.

Note 16 – Commitments and Contingencies, page F-43

A.  Commitments

20. We note your disclosure in item (1) that you have agreed to pay incentives to customers based on the increase in volume of sales.  We also note your disclosure on page 23 that you offer other incentives.  Please tell us how you account for these sales incentives and the basis for your accounting.

The Staff is respectfully advised that most of these incentives are dealt in special contracts that define the exact calculation. The incentives are made up of two kinds:

1.	Incentives based on increase in volume of sales, which are estimated at every month end and paid at year end after last invoice is calculated.

2.	Other incentives based on volume of sales are calculated and paid monthly. Those incentives are, for example, for introducing new products, for shelving and for sales promotion.

A minority are calculated relying on ad hoc agreements with customers mostly for sales promotion.

21. Please tell us your consideration of disclosing rent expense for each year presented and future minimum lease payments under non-cancellable operating leases at the end of the most recent year in accordance with paragraph 35 of IAS 17.

The Staff is respectfully advised that, as disclosed in Note 16A(6), the rent expenses for 2011 for both facilities will aggregate to NIS 979 thousand. The lease agreement will end on January 2012, and therefore the expense is immaterial. In future filing, we will include the requested information.

B.  Contingent liabilities

22. Please provide an estimate of the financial effect of the legal actions disclosed in items(3), (4) and (7) or state that providing such disclosure is not practical.

The Staff is respectfully advised that based on the Company's legal advisors, it is impracticable to estimate the financial affects of these actions.

Note 18 – Options Plans, page F-48

23. Please tell us how you account for share options granted under the parent company’s stock incentive plan and the basis for your accounting.  Please reference the guidance in IFRS 2 supporting your accounting treatment.

The Staff is respectfully advised that the accounting for share-based compensation is as follows: The parent company initiated and approved the grant, and hence the Company has no obligation to settle the grant in accordance with IFRS 2.43B. This implies that the Company records an expense as if it were granting its own shares (i.e., equity-settled share-based payment transaction). The options’ fair value determined at the date of grant is recognized over the vesting period of each trench (i.e., the accelerated method).

24. We note that the option plan was amended and that the exercise price per share payable upon exercise of an option was determined on NIS 11.5 subject to adjustments, and that you granted 135,000 options on August 4, 2009. Please tell us the events and circumstances that result in adjustments to the exercise price of the options and how the adjustment terms are considered in your estimate of fair value or are otherwise accounted for, and the basis for your accounting treatment.  In addition, if options were modified upon the amendment of the option plan, please tell us how you accounted for the modification.

The Staff is respectfully advised that all the changes described at the beginning of the discussion in Note 18 occurred before the options were actually allocated, and therefore, no expenses where accrued during that time. The final allocation took place on August 4, 2009 (the "grant date").  The adjustments to the exercise price referred to are customary adjustments, such as dividends and stock splits, which occurred after the allocation date. Since adjustments were only customary, the only modification to Black &Scholes was to assume no dividend yield as the options are dividend protected.

25. We understand that the reference to the parent company means your parent company. Please confirm our understanding.  If our understanding is correct, please tell us your consideration of disclosing the information required by paragraph 51 of IFRS 2.  In addition, please tell us your consideration of disclosing (i) the range of exercise prices and weighted average remaining contractual life for share options outstanding at the end of the year, (ii) the weighted average fair value of share options granted during the year, (iii) the weighted average share price used in estimating the fair value of options granted during the year and (iv) how expected volatility was determined.  Refer to disclosures required by IFRS 2.

The Staff is respectfully advised that the parent company means our parent company, Willi-Food Investments Ltd (see note 1(A)). The Staff is further advised that our usage of share based payments is very limited and is not a major portion of our employee or service provider remuneration. These can be evidenced by the number of options we granted. As with all other IFRS standards, disclosures are subject to the materiality of the information. We believe the amounts are immaterial and would not justify providing the information referred to by the Staff. We will continue to monitor the disclosure requirements, and if our usage of share based compensation increases, the Company will consider providing the disclosures.

Note 24 – Financial Instruments, page F-54

B.  Categories of financial instruments, page F-54

26. Please tell us how to reconcile the amounts of trade and other receivables and financial liabilities measured at amortized cost disclosed in the table to the amounts reported in the consolidated balance sheet.

The Staff is respectfully advised that the balance of trade and other receivables in the financial assets (Note 24(B)) consists of the following balances from the financial statements:

Line item in the financial statements Balance
NIS (thousands)
Cash and cash equivalents	113,631
Trade receivables	85,902
Other receivables	677

Total financial assets under the category of Trade and Other receivables	200,210

The financial liabilities held for trading at Amortized cost consists of the following balances from the financial statements:

Line item in the financial statements Balance
NIS (thousands)
Short term bank credit	5,780
Trade payables	32,959
Current tax liabilities	5,910
Employee benefits	3,057
Long term bank loans	309
Retirement benefit liabilities	1,281
Other payables and accrued expenses	8,632

Total financial liabilities held for trading	57,928

G.  Liquidity risk management, page F-56

27. Please tell us the financial liabilities included in the table of the maturity profile of outstanding financial liabilities and the financial instruments included in the table of non derivative financial instruments.

The staff is respectfully advised that the financial liabilities included in the table of maturity profile of outstanding financial liabilities consist of:

		NIS (thousands)
Trade payables		32,959
Government authorities		1,550
Employee benefits		3,057
Other payables		5,773

		43,339
Lease agreement liability		984

Total financial liabilities	(Note 24(G)(1))	44,323

The financial instruments in the non derivatives financial instruments consist of:

		NIS (thousands)
Cash and cash equivalents		113,631
Financial assets at fair value through profit or loss		67,890
Trade receivables		85,902
Other receivables		677

Total	(Note 24(G)(2))	268,100

Note 25 – Discontinued Operations, page F-60

28. Please tell us your consideration of disclosing the amount of income tax expense relating to the loss on disposal and abandonment of operations for each year.  Refer to paragraph81(h) of IAS 12.

The staff is respectfully advised that as discussed in Note 25(A) in 2009, the disposal of Baron resulted in a loss for tax purposes, and the disposal of the Danish distributor resulted in an insignificant gain, the tax results of which were negligible.

Note 26 – Segment Information, page F-61

29. Please tell us your consideration of disclosing interest income, interest expense and depreciation and amortization for each reportable segment.  Refer to paragraph 23 of IFRS 8.

The Staff is respectfully advised that interest income, interest expense and depreciation should be disclosed if such information is reviewed by our CODM. Due to the relative small amounts of the above, such amounts are not part of the information regularly reviewed by our CODM.

* * * * *

In addition, the Company acknowledges to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call the undersigned at 972-8-932-1099

Very truly yours, /s/ Baruch Shusel Baruch Shusel Chief Financial Officer

cc: Gil Hochboim, G. Willi-Food International Ltd.
Perry Wildes, Adv., Gross, Kleinhendler,  Hodak, Halevy, Greenberg & Co.